Exhibit 99.2

ENLIVEX THERAPEUTICS LTD. C/O COGENCY GLOBAL INC. 122 EAST 42ND STREET, 18TH FLOOR NEW YORK, NY 10168 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on November 6, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V79982-TBD KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY ENLIVEX THERAPEUTICS LTD. The Board of Directors recommends you vote FOR the following proposals: To elect the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Roger Pomerantz, Abraham Havron, Gili Hart and Andrew Singer. Nominees: 1a. Shai Novik 1b. Roger Pomerantz 1c. Abraham Havron 1d. Gili Hart 1e. Andrew Singer If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 3. To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services. For Against Abstain 2. To approve an increase in the Company’s authorized share capital and to amend the Company’s Articles of Association accordingly. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on November 6, 2025. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. ENLIVEX THERAPEUTICS LTD. Annual General Meeting of Shareholders to be held on November 10, 2025 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned shareholder of Enlivex Therapeutics Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Ness Ziona 7403618, Israel on Monday, November 10, 2025, at 7:00 p.m. (Israel time), and all adjournments and postponements thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)